{ON GREAT AMERICAN INSURANCE GROUP LETTERHEAD}

Name of Investment Company: Corridor Investors, LLC

Address: 1 Main St N                                        City Minot                                State ND     Zip 58703

1.	Insureds
	1.	Name of Investment Companies to be included as Insureds		Number of Officers
		See Attached		Each Company has 4 Officers

	2.	Additional Insureds to be included as Joint Insured only if affiliated and their principal business is related to the insured Investment Company named above.	Function (distributor, broker-dealer, etc.)	Number of Employees	Number of Officers
See Attached

	3.	Give the total assets for all Investment Companies managed?	$ 822,552,079

	4.	a.	Have there been any losses paid under a fidelity blanket bond during the last (6) years?	Yes	X	No
		b.		If yes, please attach a description giving date, gross amount of loss and a brief summary of each loss.

Proposed Bond Program
Coverage	Limit Liability		Deductible
Fidelity		$1,650,000		$0
Audit Expense (Maximum $100,000 for Limit of Liability)		$100,000		$5,000
Premises		$1,650,000		$50,000
Transit		$1,650,000		$50,000
Forgery/Alteration		$1,650,000		$50,000
Securities Forgery		$1,650,000		$50,000
Counterfeit Currency		$1,650,000		$50,000
Stop Payment (Maximum of $100,000 for Limit of Liability)		$100,000		$5,000
Uncollectible Items (Maximum for Limit of Liability)		$100,000		$5,000
Computer Crime		$1,650,000		$50,000
Unauthorized Signatures		$1,650,000		$5,000
Telefacsimile Transmissions		$1,650,000		$50,000
Automated Phone Systems	$		$

2.	Fund Operation
	1.	a.	How many mutual funds are created (on average) per year?	b.	How many funds are currently in registration?
None
	2.	a.	Name(s) of Outside Electronic Processor*s):	b.	Function:

	3.	a.	Name(s) of Custodian(s):

	4.	a.	Name(s) of Transfer Agent(s):	b.	For which Fund?
			Integrity Fund Services, LLC		All
	5.	a.	Name of Investment Advisor: Viking Fund Management	b.	Number of Employees: 3
		c.	Please describe any other functions of the company:
	6.	a.	Are all shareholder accounting services performed by the Transfer Agent?		X	Yes	No
		b.	If no, please attach an explanation of who performs other shareholder accounting services and what those services are.
	7.	a.	Do you transfer funds electronically?		X	Yes	No
		b.	If yes, what is the average amount of funds transferred on a daily basis? Varies from $100 - $45,000+/day

3.	External Audit			Yes	No
	1.	State the name of the outside audit firm of certified accountants who perform audits other than governmental examinations, directors examinations and similar limited scope audits
Cohen Fund Audit Services LTD (Fund Audits)
Brady Martz & Associates PC (Corporate Audit)
		a.	Frequency of these audits: Annual
		b.	Does the outside audit include all locations?	X
		c.	Does the outside audit include all data processing centers?	X
If no, to either b or c above, please explain limitations.
		d.	Does auditor regularly review your internal controls and furnish a written report to management?	X
		e.	Has the auditor made any recommendations in the area of data processing that have not been adopted?		X
	2.	Are signatures reviewed against applications for checks or drafts over $2,500? If no, please attach explanation			X
	3.	Is there at least a 48 hour grace period on deposits received prior to crediting a customer or shareholders account? If no, explain			X
	4.	List the name of the Computer Systems owned and operated by the Named Insured:
	5.	Are passwords to Computer Systems changed on a monthly or quarterly basis: If no, explain		X
	6.	Is access to the Insured’s Computer Systems restricted to authorized personnel?		X
	7.	Does the Insured utilize “anti virus” software?		X
	8.	Whom has access to Automated Phone System Equipment which permits the Insured to process a transaction on behalf of a customer or shareholder?

The undersigned authorized officer of the applicant declares that the statements set forth herein are true. The undersigned officer agrees that if the information supplied on this application changes between the date of this application and the effective date of the insurance, he/she (undersigned) will immediately notify the insurer of such changes, and the insurer may withdraw of modify any outstanding quotations and/or authorization or agreement to bind the insurance. Signing of this application does not bind the applicant nor the insurer to complete the insurance, but it is agreed that this form shall be the basis of the contract should a policy be issued, and it will be attached and become part of the policy. All written statements and materials furnished to the insurer in conjunction with this application are hereby incorporated by reference into this application and made a part hereof.

Notice to New York and Ohio Applicants:

“any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.”

Applicant Signature	Title	Secretary	Date	7/15/2022

Producer Signature	Title		Date